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Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

MINING OIL, INC.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

603663 105
(CUSIP Number)

Mr. Donald Edward Beckham
3829 Villanova
Houston, TX 77005
713-349-0705
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2008
 (Date of Event which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d−1 (e), 240.13d−1 (f), or 240.13d−1(g) check the following box ☐

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(1)	Names of reporting persons

Donald Edward Beckham
(2)	Check appropriate box if a member of a group
(a) ☐
(b) ☒
(3)	SEC USE ONLY

(4)	Source of Funds

OO, personal services of reporting person
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

☐
(6)	Citizenship or place of organization

Texas

Number of shares beneficially owned by each reporting person with:

(7)	Sole voting power

2,267,125
(8)	Shared voting power

0
(9)	Sole dispositive power

2,267,125
(10)	Shared dispositive power

0
(11)	Aggregate amount beneficially owned by each reporting person

2,267,125
(12)	Check if the aggregate amount in Row (11) excludes certain shares

☐
(13)	Percent of class represented by amount in Row (11)

16.827%
(14)	Type of reporting person

IN

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Item 1	Security and Issuer

Common stock, no par value (“Common Stock”) of Mining Oil, Inc. (“Company”). The address of the principal office is 1001 Fannin St., Suite 270, Houston, Texas 77002

Item 2	Identity and Background

(a)	Name: Donald Edward Beckham

(b)	Residence Address: 3829 Villanova, Houston, Texas 77005

(c)
Present Occupation and the name principal business and address of any corporation or other organization in which such employment is conducted: Executive officer of the Company, 1001 Fannin St., Suite 270, Houston, Texas 77002. Company is an exploration and production company.

(d)
Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and , if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:

No and None

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(e)
Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: No and None

(f)	Citizenship: USA, State of Texas

Item 3	Source and Amount of Funds or Other Consideration

Donald Beckham acquired 2,267,125 shares when he committed to join the Company for services in March 2008.

Item 4	Purpose of Transaction

Donald Beckham acquired 2,267.125 original issue shares from the Company. He acquired the shares in connection with his joining the Company. He acquired the shares for investment purposes only. Mr. Beckham may acquire additional shares either in the open market if a market develops or through private purchases.

To the extent the holdings of Mr. Beckham may cause him to be deemed a “control person” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, Mr. Beckham accepts this definition. Mr. Beckham has no plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j) inclusive of Item (4) of Schedule 13D. Mr. Beckham reserves the right from time to time to review or reconsider his positions and to formulate plans or proposals with respect thereto.

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Item 5	Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon 13,472,947 outstanding shares of Common Stock.

Mr. Beckham made no purchases of shares in the past 60 days.

Item 6	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Mr. Beckham is an executive officer, director, and employee of the Company. He has an employment agreement with the Company. He is eligible to participate in the Employee Stock Option Plan and has other benefits provided by the Company. He currently has received incentive stock options for 325,000 shares of common stock. The options vest over three years. He has not exercised any options to date.

Item 7	Material to be filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete and correct

Date: March 16, 2009

/s/ DONALD BECKHAM